FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October, 2002

Commission File Number 0-30330

GLOBAL PRECISION MEDICAL INC. (Translation of registrant's name into English)
P.O. Box 1609, 12406 Wright Avenue, Summerland, BC, Canada V0H 1Z0 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

______________________________________________________________________________________________

The following is included in this Form 6-K:

1. November 26, 2002 Press Release - San Antonios Resources Inc. announces name change to Global Precision Medical Inc. and new trading symbol "GBPMF" on the OTC Bulletin Board.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2002	GLOBAL PRECISION MEDICAL INC. (Registrant)
By: /s/ Linda Holmes
Linda Holmes
Corporate Secretary